

Mail Stop 3233

March 24, 2016

Via E-mail
William J. Dunaway
Chief Financial Officer
INTL FCStone Inc.
1251 NW Briarcliff Parkway, Suite 800
Kansas, Missouri 64116

> **Re:** **INTL FCStone Inc.**
> **Form 10-K for the year ended September 30, 2015**
> **Filed December 9, 2015**
> **File No. 001-36045**

Dear Mr. Dunaway:

We have reviewed your March 16, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. We note your response to prior comment 1 and your position that the discussion of the Global Payments and Securities segments provides information to enable readers to understand the impacts of these segments' performance on the revenues reported in the consolidated income statements. Please tell us what consideration you gave to disclosing the specific line items that include the revenue for each of your segments. For example, we note that generally all of the revenue associated with your Global Payments segment is reported in the trading gains, net line item, while the revenue associated with your Securities segment is generally reported within the trading gains, net and interest income line items.

Financial Statements

Consolidated Income Statements, page 57

2. We note your response to prior comment 2. However, we continue to question how you determined the subtotal titles "operating revenues" and "net operating revenues" are an accurate description of the amounts presented. Please advise.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any other questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities